UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
Crystal Systems Solutions Ltd.
(Name of Issuer)
Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)
M26763 108
(CUSIP Number)
Gad Goldstein Formula Systems (1985) LTD 3 Hagalim Boulevard Herzlia 46725, Israel 972-9-959-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. M26763 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)			OO, WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization			Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	8,699,119
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	8,699,119
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			8,699,119
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			64.2%
14.	Type of Reporting Person (See Instructions)
	CO

CUSIP NO. M26763 108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Dan Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	559,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	559,000
	10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		559,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		4.1%
14.	Type of Reporting Person (See Instructions)
	IN

Item 1.                        Security and Issuer

This statement relates to ordinary shares of Crystal Systems Solutions Ltd. (the “Issuer”), the principal executive offices of which are at 8 Maskit Street, Herzlia 46120, Israel.

Item 2.                        Identity and Background

(a) – (c)

This statement is filed by Formula Systems (1985) Ltd. (“Formula”) and Dan Goldstein.

Formula is an Israeli Company with its principal business and principal office located at 3 Hagalim Boulevard, Herzlia 46725, Israel.  Formula provides information technology and software solutions both in Israel and internationally.

Please see Annex A attached hereto for the business address, principal occupation and citizenship of Dan Goldstein and the names, business addresses, principal occupations (and names, principal business and addresses of places of additional employment) and citizenship of the remaining executive officers and directors of Formula.

(d)                None of Formula or any of its executive officers or directors listed on Annex A has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                None of Formula or any of its executive officers or directors listed on Annex A has been during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amounts of Funds or Other Consideration

The aggregate price paid by Formula for the purchases of ordinary shares of the Issuer in the open market reported herein was $441,048.  The funds for these purchases were provided from working capital.

Under the terms of a Share Exchange Agreement, dated October 10, 2002 (the “Agreement”), between the Issuer and certain shareholders of Liraz Systems Ltd. (“Liraz”), a public company traded on the Tel-Aviv Stock Exchange, including Formula, the Issuer acquired 5,809,302 ordinary shares of Liraz, representing 86.0% of Liraz’s outstanding share capital, in exchange for the issuance and sale to Liraz’s selling shareholders of, in the aggregate, 3,478,624 ordinary shares of the Issuer, of which 2,343,113 shares were issued to Formula.The amount of shares issued to Liraz’s selling shareholders was calculated based on an exchange ratio of 1:1.67, such that the Issuer issued one ordinary share for 1.67 shares of Liraz sold to the Issuer under the Agreement (or 0.598 ordinary shares of the Issuer for each share of Liraz). The closing of the transaction was held on November 14, 2002.

Item 4.                        Purposes of Transaction

Prior to the purchases reported herein and the acquisition of ordinary shares of the Issuer via an exchange of shares of Liraz as reported herein, Formula maintained voting control of the Issuer, through its own holdings and the voting agreements described in Items 5 and 6.  The purpose of the purchases of securities of the Issuer in the open market as reported herein is for investment. Formula made such purchases since it viewed the current market price of the Issuer’s ordinary shares to be favorable.

The purpose of the acquisition of securities of the Issuer via an exchange of shares of Liraz as reported herein was part of a reorganization process taken by the Formula group of companies. On December 15, 2002, following the acquisition of 86.0% of the outstanding share capital of Liraz, the Issuer published a cash tender offer to purchase the remaining outstanding share capital of Liraz held by the public, for NIS 10.80 (approx, $2.32) per Liraz share. The tender offer to purchase 945,662 ordinary shares of Liraz is scheduled to expire on December 30, 2002. If the tender offer is completed successfully, Liraz shares will cease to be traded on the Tel-Aviv Stock Exchange.

Formula and/or its subsidiaries and affiliates may make future purchases or dispositions of the Issuer’s ordinary shares from time to time.  Decisions with respect to future purchases or dispositions will be based on a number of factors, including general economic and business factors, market conditions generally, and the market price of the Issuer’s ordinary shares.

Other than as described above, Formula does not intend to take any of the actions described in Item 4 of Schedule 13D.

Item 5.                        Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a) and (b)

Formula owns of record 7,809,491 (approximately 57.6%) of the outstanding ordinary shares of the Issuer.  Dan Goldstein and Gad Goldstein, who own of record jointly 889,628 ordinary shares of the Issuer, are each party to an agreement with Formula which requires such individuals to vote their shares as instructed by Formula.  (See Item 6 below.)  Therefore, Formula is deemed to be the beneficial owner of an additional 889,628 ordinary shares of the Issuer. As a result of the foregoing, Formula is deemed to beneficially own 8,699,119 ordinary shares of the Issuer, representing approximately 64.2% of the outstanding ordinary shares of the Issuer.

Dan Goldstein owns of record 559,000 (approximately 4.1%) of the outstanding ordinary shares of the Issuer, which shares are subject to the voting agreement with Formula described above.  Mr. Goldstein also holds approximately 20.0% of the outstanding ordinary shares of Formula and serves as Chairman of the Board of Directors of Formula.  Therefore, Dan Goldstein may be deemed to be the beneficial owner of the ordinary shares of the Issuer beneficially owned by Formula.  Dan Goldstein disclaims beneficial ownership of the ordinary shares of the Issuer beneficially owned by Formula (other than the 559,000 ordinary shares owned of record by Mr. Goldstein).

Gad Goldstein, President of Formula, owns of record and beneficially 330,628 ordinary shares of the Issuer, representing approximately 2.4% of the outstanding ordinary shares of the Issuer, which shares are subject to the voting agreement with Formula described above.  None of the remaining executive officers and directors of Formula beneficially owns any ordinary shares of the Issuer.

(c)         The information provided under Item 3 hereinabove is hereby incorporated by reference in its entirety. In addition, Formula made the following purchases of ordinary shares of the Issuer in open market transactions effected through brokers on the dates, in the amounts and for the prices per share indicated:

Date	Number of Ordinary Shares	Price Per Share ($)
10/02/02	14,000	2.13
10/03/02	6,000	2.16
10/04/02	10,000	2.13
10/07/02	1,000	2.20
10/08/02	9,000	2.17
10/09/02	6,000	2.10
10/11/02	5,000	2.19
10/15/02	8,800	2.05
10/14/02	3,000	2.14
10/16/02	7,000	2.06
10/17/02	500	2.03
10/18/02	12,000	2.02
10/21/02	500	2.17
10/23/02	1,000	2.19
10/29/02	3,000	2.20
10/31/02	6,000	2.08
11/04/02	9,000	2.00
11/05/02	24,000	1.96
11/06/02	13,000	2.01
11/07/02	3,500	2.00
11/08/02	2,000	2.05
11/11/02	3,000	2.01
11/12/02	10,000	2.11
11/13/02	10,000	2.19
11/14/02	10,000	2.30
11/15/02	500	2.35
11/22/02	5,000	2.25
11/26/02	1,000	2.25
12/02/02	1,000	2.37
12/03/02	5,000	2.30
12/04/02	1,000	2.32
12/06/02	5,000	2.30
12/09/02	1,000	2.14
12/10/02	700	2.29
12/11/02	1,000	2.27
12/13/02	1,000	2.25
12/16/02	3,000	2.31
12/17/02	1,000	2.30
12/18/02	1,000	2.28
12/20/02	1,000	2.28
12/23/02	3,000	2.20

(d)         Not applicable.

(e)         Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated as follows:

Dan Goldstein and Gad Goldstein have each entered into a voting agreement with Formula, the form of which is attached as Exhibit 2, which requires such individuals to vote their ordinary shares of the Issuer as instructed by Formula.  As a result of such agreements Formula is deemed to beneficially own approximately 64.2% of the outstanding ordinary shares of the Issuer.

Item 7.                        Materials to be Filed as Exhibits

1.         Agreement by Reporting Persons.*

2.      Form of Voting Agreement Regarding Ordinary Shares of the Issuer.*

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: January 2, 2003

                        FORMULA SYSTEMS (1985) LTD.

                        By:  _________________________________

                                                Dan Goldstein

                                                Chairman of the Board of Directors and

                                                Chief Executive Officer

                                                                                    _/s/_________________

                        DAN GOLDSTEIN

Annex A

(a)     Names of executive officers and directors of Formula;

(b)     Business addresses of executive officers and directors of Formula;

(c)     Principal occupation and name, principal business and address of place of additional employment of executive officers and directors; and

(f)               Citizenship of the officers and directors of Formula as follows:

1.                   (a)                        Dan Goldstein

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)                        Chairman of the Board and Chief Executive Officer

            (f)                        Israel

2.                   (a)                        Gad Goldstein

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)                        Director and President

            (f)                        Israel

3.                   (a)                        Shai Beilis

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)                        Director

            (f)                        Israel

4.                    (a)                        Daphna Kedmi

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

           (c)         Director; General Counsel at Nice Systems Ltd., a global provider of integrated digital recording and quality management solutions, Ra’nana, Israel

            (f)                        Israel

5.                   (a)                        Prof. Moshe Zviran

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)        Director; Associate Professor at Tel Aviv University Graduate School of Management, Ramat Gan, Israel

            (f)                        Israel

6.                   (a)                        Bruria Gross-Prushansky

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)                        Secretary and General Counsel

            (f)                        Israel

7.                   (a)                        Naamit Salomon

            (b)                        3 Hagalim Boulevard, Herzlia 46725, Israel

            (c)                        Vice President, Finance

            (f)                        Israel

*Previously filed as an exhibit to the original filing of this Schedule 13D.